Our only Basquiat under $1M Inbox ×

Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Hi ,

Sending you access to the *only* Basquiat painting we've ever offered for less than $1 million: *Feng Yao*, which has limited shares remaining.

As the blue-chip bellwether for the contemporary market, Basquiat's prices have largely been pushed up past the $1M+ range, making this an opportunity to invest at a more approachable price.

Basquiat works in this price range have appreciated in value 59 out of the 60 times they've resold at auction, compared to his overall 96% rate ('96–'25).

		Purchase Price	Sale Price
	**Jean-Michel Basquiat** *Untitled (1981)*	**$764K** 2005	**$2.98M** 2013
	**Jean-Michel Basquiat** *Untitled (1981)*	**$278K** 2000	**$13.4M** 2022
	**Jean-Michel Basquiat** *Enob (1985)*	**$288K** 1999	**$2.85M** 2013

View the offering details here, and check out the offering circular below.

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Pictured artworks by Jean-Michel Basquiat not included in set of similar sales to live offering (Masterworks 479). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA).

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.